555 12th Street
Oakland, CA 94607

www.matson.com

November 1, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Wei Lu and Ethan Horowitz

Re:	Matson, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 26, 2021
File No. 001-34187

Dear Ms. Lu and Mr. Horowitz:

In connection with your letter dated October 19, 2021 to the undersigned, Executive Vice President and Chief Financial Officer of Matson, Inc. (“Matson” or the “Company”), we are providing the following response to the comments made by staff members (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”). To assist you in your review, we have included the heading and comment from that letter in italics below followed by the Company’s response in regular typeface.

Form 10-K for the Fiscal Year Ended December 31, 2020

Management Discussion and Analysis of Financial Condition and Results of Operations, page 26

1.         Please provide us with additional detail supporting the statement made in response to comment 4 that you did not experience any material weather-related damages to your property or operations, including quantitative information.

Response:

To date, climate change has not had a significant impact on our property or operations. Specifically, as a provider of ocean transportation services, the Company’s vessels at times transit through heavy weather at sea and the Company’s terminals could be vulnerable to damages as a result of severe weather conditions. However, the Company respectfully advises the Staff that in all periods covered by the Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “2020 Form 10-K”), the Company did not experience any material losses to vessels, equipment or terminals it operates as a result of hurricanes, typhoons, tsunamis, flooding or other significant weather-related conditions beyond those historically encountered in the ordinary course of business. We estimate that the total cost of damage to the Company’s vessels, equipment and terminals as a result of heavy weather was less than $0.2 million, or 0.01% of the Company’s annual consolidated operating costs, in all periods covered by the Form 10-K. The Company concluded that these costs were de minimis relative to the Company’s financial condition and results of operations. The Company notes that to the extent it could experience material weather-related damages in the future, such risks are described in the Risk Factors section of the 2020 Form 10-K (see risk factor captioned “The Company’s operations are susceptible to weather, natural disasters, maritime accidents, spill events and other operation risks.”).

2.         We note your response to prior comment 4. Please address the significant physical effects of climate change as it relates to the potential for indirect weather-related impacts that have affected or may affect your major customers or suppliers in greater detail.

Response:

The Company respectfully advises the Staff that to the extent there have been indirect weather-related impacts that have affected its major customers or suppliers, such impacts have not significantly affected Matson’s operations or results for all periods covered by the 2020 Form 10-K. Matson serves customers in numerous industries and carries a wide variety of cargo, mitigating its dependence upon any single customer or single type of cargo. In its domestic trades of Hawaii, Guam and Alaska, Matson carries lifeline goods such as food, clothing, household furnishings, automobiles, electronics and many other products necessary for everyday life. Matson’s customers include national chains, big box retailers, grocery stores, and freight forwarders who are expected to continue supplying the local communities with essential goods regardless of weather-related impacts on their facilities or operations. In its China service, Matson’s cargo consists mainly of garments, e-commerce, consumer electronics, footwear and other consumer merchandise. Matson’s customers include both beneficial owners of cargo, including a variety of retailers and wholesalers, and freight forwarders who broker space on Matson’s vessels to a wide variety of large and small customers. The Company notes that standardization of the containerized shipping industry makes it possible for Matson to accept cargo from a very large set of customers such that if any Matson customer’s operations were impacted by weather, the Company believes that it is well positioned to experience demand from another segment and offset any declines with freight from new or different customers. Similarly, the Company works with multiple suppliers for its own operations. Matson has not observed any inability by suppliers to meet its needs, such as for fuel or provisions for its vessels, because of weather-related impacts. Given the variety of customer and supplier circumstances, the Company cannot predict the impact of weather on their operations in the future. Furthermore, the Company respectfully advises the Staff that it believes there will always be a need for ocean freight transportation services of the type provided by Matson.

3.         Your response to prior comment 5 states that any increase in compliance costs related to climate change in the periods covered by the 2020 Form 10-K were not material to your financial results. Tell us about the compliance costs you have incurred and explain how you concluded the related amounts were not material.

Response:

The Company respectfully advises the Staff that while its operations are required to comply with various environmental regulations and requirements, the most applicable regulation related specifically to climate change is a requirement imposed by the International Maritime Organization effective January 1, 2020, that generally requires all vessels to burn fuel oil with a maximum sulfur content of ≤0.5 percent (“IMO 2020”). As described in the 2020 Form 10-K, there are three main options for a vessel to meet the IMO 2020 requirements: (1) burn low sulfur fuel oil (“LSFO”), (2) install exhaust gas cleaning systems (commonly referred to as “scrubbers”) on vessels to reduce sulfur emissions from high sulfur fuel oil (“HSFO”), or (3) switch to lower emission fuels such as liquefied natural gas. The Company has disclosed in the 2020 Form 10-K the material costs invested in its fleet to comply with IMO 2020. As discussed in the Company’s response to comment 2 of the Staff’s prior letter, the Company invested $1,024 million over several years to build new Aloha and Kanaloa Class vessels that can burn compliant LSFO and installed scrubbers on certain vessels which allows them to use HSFO and comply with IMO 2020. In addition, the Company has purchased more LSFO to burn on its vessels compared to HSFO to comply with IMO 2020. While the price of LSFO is generally higher than HSFO, the Company notes that fuel prices fluctuate from period to period. Nonetheless, the Company respectfully advises the Staff that in 2020 (the first year of IMO 2020 regulations), the incremental costs to purchase higher-priced LSFO, assuming an average price of fuel throughout the year, was less than 1.3% of the Company’s consolidated operating costs, most of which was recovered through the Company’s fuel-related surcharge1. Based on these considerations, the Company concluded that the costs related to the purchase of higher-priced LSFO to comply with IMO 2020 were not meaningful relative to the Company’s financial condition or results of operations.

4.         We note from your response to prior comment 6 that purchases of carbon credits have not been material and have not had a material effect on your business, financial condition or results of operations. Provide us with additional detail to support this statement.

Response:

The Company respectfully advises the Staff that beginning in the second quarter of 2020, the Pacific Merchant Shipping Association (“PMSA”) purchased renewable energy certificates on behalf of Matson to offset Scope 2 emissions from shore power. The value of the renewable energy certificates totaled less than $0.1 million. The Company and PMSA did not purchase renewable energy certificates in 2018 or 2019. The Company concluded that these costs were de minimis relative to the Company’s financial condition and results of operations. During the years covered by the 2020 Form 10-K, the Company did not purchase any other carbon credits.

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1 As described on page 8 of the 2020 Form 10-K, Matson’s fuel-related surcharge is correlated to market rates for fuel prices and other factors, and is intended to help Matson to recover fuel-related expenses.

Should you have any further questions on the above, please do not hesitate to contact me at (510) 628-4565.

Sincerely,

/s/ Joel M. Wine
Joel M. Wine
Executive Vice President and Chief Financial Officer

cc: Constance H. Lau (Chair, Audit Committee)